April 27, 2010

Brent J. Berdall
Chief Financial Officer
Washington Federal, Inc.
425 Pike Street
Seattle, Washington 98101

Re. Washington Federal, Inc.
      Form 10-K for September 30, 2009
      File Number 0-25454

Dear Mr. Berdall:

      We have considered your letter to the staff dated March 20, 2010, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Exhibit 13 – Annual Report for 2009
Management's Discussion and Analysis of Financial Condition and Results Of Operations

Asset Quality and Allowance for Loan Losses, pages 6-7

1. We note your response to comment 1 from our letter dated March 2, 2010. Please confirm that you will expand future filings disclosure to include discussion concerning the appraisal process and how you measure impairment on collateral dependent loans similar to the discussion included in your response to comment 1. Further, please tell us and revise your future filings to describe specifically any adjustments you make to the

appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

2. We note your response to comment 3 from our letter dated March 2, 2010. We further note from the table on page 19 in the 10-Q for the period ended December 31, 2009 that you do not consider many restructured loans in your determination of non-accrual loans. Tell us and revise future filings to provide the following disclosures:

- Clarify why you do not include such loans as non-accrual;
- Discuss how you identify loans to be restructured;
- Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively) for these accruing restructured loans; and
- Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Christina Harley, Staff Accountant, at 202-551-3695, or to David Irving, Staff Accountant, at 202-551-3321. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Brent J. Berdall
          FAX number 206-777-8341